Exhibit 2(e)

THE PENNANT 504 FUND

Automatic Distribution Reinvestment Plan

1.           Distribution Reinvestment Plan.  Pursuant to this Automatic Distribution Reinvestment Plan (the “Plan”) of The Pennant 504 Fund (the “Fund”), unless a shareholder of the Fund (a “Shareholder”) otherwise elects in writing, all dividends and distributions on Fund shares (“Shares”) held by the Shareholder will be automatically reinvested by UMB Fund Services, Inc. (the “Administrator”), as agent for Shareholders in administering the Plan, in additional Shares of the Fund.  Election not to participate in the Plan and to receive all dividends and capital gain distributions in cash may be made by indicating that choice on the subscription agreement or by contacting the Administrator.

Shareholders who elect not to participate in the Plan will receive all dividends and other distributions in cash paid by check mailed directly to the Shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee) or paid via ACH to the bank listed on the subscription agreement.  Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by written notice if received by the Administrator prior to the dividend record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or distribution.  On the payment date for any declared distribution (including dividends and capital gain distributions), Shareholders participating in the Plan will be issued additional Shares at the net asset value determined for the Shares as of the applicable date.

The Administrator will maintain accounts of Shareholders participating in the Plan and will furnish written confirmation of all transactions in the accounts, including information needed by Shareholders for tax records.

In the case of Shareholders, such as banks, brokers or nominees, who hold Shares for others who are the beneficial owners, the Plan will be administered on the basis of the number of Shares certified from time to time by the record holders as representing the total amount registered in the record holder’s name and held for the account of beneficial owners who are participants in the Plan.  Investors who hold Shares through a broker or nominee should contact such broker or nominee to determine whether or how they may participate in the Plan.

There will be no brokerage charges with respect to Shares issued directly by the Fund as a result of dividends or capital gains distributions payable either in Shares or in cash.  The Administrator’s fees, if any, for the handling of the reinvestment of dividends and distributions will be paid by the Fund.

For the avoidance of doubt, no Share will be issued under the Plan at a price less than net asset value per Share or under any circumstance that may violate the Investment Company Act of 1940, as amended, or any rules issued thereunder.

2.           Taxation.  The automatic reinvestment of distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such distributions.

3.           Voting Rights.  Each Shareholder shall be permitted to vote those Shares purchased or received pursuant to the Plan.

4.           Amendments.  The Plan may be amended or terminated by the Fund.  Notice will be sent to Plan participants of any amendments as soon as practicable after such action by the Fund.

5.           Applicable Law.  These terms and conditions shall be governed by the laws of the State of Delaware without regard to its conflicts of laws provisions.